Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Trinidad and Tobago: Production start-up of Greater Angostura Field

Paris, January 12, 2005 — Total (30%) along with partners BHP Billiton (operator with 45%) and Talisman Energy (25%) announce the production start-up of the oil field Greater Angostura, offshore Trinidad and Tobago.

Greater Angostura is located in block 2(c) 40 kilometres northeast of the Trinidad coast and in water depths of around 40 metres. The oil production will be around 60,000 barrels of oil per day with all produced gas being initially re-injected in order to optimise oil recovery. In a second phase of the project, the field’s gas reserves will be developed and commercialized.

The Greater Angostura field has three wellhead platforms tied back to a central production platform, linked by a pipeline to the shore and the Guayaguayare storage terminal.

In Trinidad and Tobago, besides the company’s stake in block 2(c), Total holds a 10% share in block 3(a) presently under exploration.

*****

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com